K Wave Media Ltd.

121 South Church Street

George Town, Grand Cayman

KY1-1104

Cayman Islands

VIA EDGAR

March 10, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	K Wave Media Ltd.
Registration Statement on Form F-1
Filed February 23, 2026
File No. 333- 293646

Ladies and Gentlemen:

K Wave Media Ltd., a Cayman Islands exempted company (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-293646) (the “Registration Statement”) be accelerated and that it be declared effective on March 12, 2026 at 5:00 p.m. Eastern Standard Time, or as soon as practicable thereafter.

Please contact Andrew M. Tucker of Duane Morris LLP by telephone at (202) 776-5248 or via email at ATucker@duanemorris.com as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours,

K Wave Media Ltd.

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	Chief Executive Officer